Exhibit 99.1

Enthusiast Gaming Announces Acquisition of GameKnot

Acquisition Leverages Growing Global and Gamer Interest in Chess

TORONTO, Sept. 02, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, announced that it has acquired GameKnot LLC, owner of chess fan community GameKnot.com (“GameKnot”).

Founded in 2000, GameKnot is a news, strategy, and community site for casual and competitive chess players, offering multiple forms of competition via chess tournaments, leagues, and ladders. With free and premium subscription offerings, the site also provides resources including lessons and puzzles. GameKnot currently produces approximately 35 million monthly pageviews, of which approximately 80 percent are from registered and logged-in users.

“GameKnot has long served as a destination for chess enthusiasts around the world to play, learn, and connect,” said Adrian Montgomery, CEO of Enthusiast Gaming. “This acquisition is in line with Enthusiast Gaming’s buy and build strategy for gaming communities, responds to growing interest in chess from members of our Luminosity Gaming roster such as xQc and NickEh30, and capitalizes on recent viewership growth for chess on Twitch.”

The Company acquired GameKnot LLC for US$2.75 million, consisting of: i) US$1.5 million paid in cash on closing, ii) US$0.75 million paid in common shares of the Company on closing, and iii) a deferred payment of US$0.5 million, payable six (6) months post-closing (in cash or common shares at the option of the Company).

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted Gen Z and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com
647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the effects of the acquisition on the Company, including benefits and other synergies resulting from the acquisition, and the anticipated growth of the online chess market.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success of the gaming media and esports industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.